1.NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

QUEENSWAY FINANCIAL HOLDINGS LIMITED
90 Adelaide Street West, Suite 500
Toronto, Ontario, Canada
M5H 3V9

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ____
(b) ____


3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

Toronto, Ontario, Canada


NUMBER OF          5.   SOLE VOTING POWER
SHARES                  454,050
BENEFICIALLY
OWNED BY      6.   SHARED VOTING POWER
EACH                    0
REPORTING
PERSON             7.   SOLE DISPOSITIVE POWER
WITH                    454,050

8.  SHARED DISPOSITIVE POWER
    0


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    454,050


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    19.3%


12. TYPE OF REPORTING PERSON

HC



Item 1

(a) Name of Issuer:
Acmat Corp.

(b) Address of Issuer's Principal Executive Offices:
Acmat Corp.
233 Main St.
New Britain, CT
06050-2350

Item 2

(a) Name of Person Filing:
Queensway Financial Holdings Limited

(b) Address of Principal Business Office or, if, none, Residence:
90 Adelaide Street West, Suite 500
Toronto, Ontario, Canada
M5H 3V9

(c) Citenzenship:
         Canadian

(d) Title of Class of Securities:
Class A Stock

(e) Cusip Number:
004616207

Item 3

The person filing this statement is a: (g) Parent Holding Company

Item 4

Ownership

(a) Amount Beneficially owned:
454,050

(b) Percentage of Class:
19.3%

(c) Number of shares as to which such person has
1.  Sole power to vote or to direct the vote
454,050
2. Shared power to vote or to direct the vote
0
3. sole power to dispose or to direct the disposition of
454,050
4. shared power to dispose or to direct the disposition of
0

Item 5

Ownership of Five Percent or Less of  a Class:

Not Applicable.

Item 6

Ownership of More than Five Percent on Behalf of Another Person

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of such securities.

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See Exhibit A

Item 8

Identification and Classification of Members of the Group:

Not Applicable.

Item 9

Notice of Dissolution of Group:

Not Applicable.

Item 10

Certificaton:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2000
Date

Allison Knudsen
Signature

Business Analyst
Name/Title



EXHIBIT A:

This schedule identifies the subsidiaries which acquired the security being reported on by the parent holding company:

Paradigm Insurance Company
Atlantic Alliance Fidelity and Surety Company
North Pointe Financial Services
Coachman Insurance Company
Hermitage Insurance Company
Kodiak Insurance Company
Pembridge Insurance Company
Universal Fire and Casualty Insurance Company

Queensway International Indemnity Company